UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: May 13, 2021

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated May 13, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner
Date: May 13, 2021	By:	/s/ N. Angelique Burgess
N. Angelique Burgess Corporate Secretary

TEEKAY LNG PARTNERS REPORTS
FIRST QUARTER 2021 RESULTS
Highlights
•GAAP net income attributable to the partners and preferred unitholders of $87.6 million and GAAP net income per common unit of $0.92 in the first quarter of 2021.
•Adjusted net income(1) attributable to the partners and preferred unitholders of $60.5 million and adjusted net income per common unit of $0.61 in the first quarter of 2021 (excluding other items listed in Appendix A to this release).
•Total adjusted EBITDA(1) of $184.3 million in the first quarter of 2021.
•Secured three LNG charters during March and April 2021, increasing the Partnership's LNG fleet to 98 percent fixed for the remainder of 2021, and 89 percent fixed for 2022.
•Teekay LNG increased its common unit distributions by 15 percent to $1.15 per common unit, on an annualized basis, commencing with the first quarter's distribution to be paid in May 2021.
Hamilton, Bermuda, May 13, 2021 – Teekay GP L.L.C., the general partner (the General Partner) of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended March 31, 2021.
Consolidated Financial Summary

	Three Months Ended
	March 31, 2021	December 31, 2020	March 31, 2020
(in thousands of U.S. Dollars, except per unit data)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	152,802	154,076	139,887
Income from vessel operations	70,611	65,169	21,738
Equity income	37,516	15,359	373
Net income (loss) attributable to the partners and preferred unitholders	87,591	35,142	(32,994)
Limited partners’ interest in net income (loss) per common unit	0.92	0.32	(0.50)
NON-GAAP FINANCIAL COMPARISON
Total adjusted EBITDA(1)	184,287	190,228	188,388
Distributable cash flow (DCF)(1)	82,019	85,033	74,877
Adjusted net income attributable to the partners and preferred unitholders(1)	60,466	59,978	52,236
Limited partners’ interest in adjusted net income per common unit	0.61	0.61	0.58

(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

First Quarter of 2021 Compared to First Quarter of 2020

GAAP net income and non-GAAP adjusted net income attributable to the partners and preferred unitholders were positively impacted for the three months ended March 31, 2021, compared to the same quarter of the prior year, primarily due to a decrease in operational claims under the Partnership’s charter contracts and higher rates earned for certain of the Partnership's 50 percent-owned LPG carriers. These increases were partially offset by more scheduled dry dockings, redeployment of certain LNG carriers at lower rates, and the timing of certain vessel operating expenses during the first quarter of 2021.

GAAP net income attributable to the partners and preferred unitholders was also positively impacted by unrealized gains on non-designated derivative instruments in the first quarter of 2021, compared to unrealized losses in the first quarter of 2020, and by write-downs recorded on the Partnership's multi-gas carriers in the first quarter of 2020. These increases were partially offset by the realized loss on the termination of one of the Partnership's interest rate swap agreements associated with a debt refinancing completed in the first quarter of 2021.

First Quarter of 2021 Compared to Fourth Quarter of 2020

GAAP net income and non-GAAP adjusted net income attributable to the partners and preferred unitholders were positively impacted for the three months ended March 31, 2021, compared to the three months ended December 31, 2020, primarily due to a decrease in operational claims under the Partnership’s charter contracts, lower repairs and maintenance expenses, and lower net interest expense during the first quarter of 2021. These increases were partially offset by redeployment of certain LNG carriers at lower rates and unscheduled off-hire for repairs.

GAAP net income attributable to the partners and preferred unitholders for the three months ended March 31, 2021 was also positively impacted by unrealized gains on non-designated derivative instruments and unrealized foreign currency exchange gains in the first quarter of 2021, compared to unrealized losses on non-designated derivative instruments and unrealized foreign currency exchange losses in the fourth quarter of 2020, and by certain asset write-downs recorded in the fourth quarter of 2020 compared to no asset write-downs in the first quarter of 2021. These increases were partially offset by the realized loss on the termination of one of the Partnership's interest rate swap agreements associated with a debt refinancing completed in the first quarter of 2021 and an increase in the unrealized credit loss provision recorded in the first quarter of 2021 compared to the first quarter of 2020.
CEO Commentary

"The strength of our fixed-rate LNG contract portfolio was evident again this quarter as Teekay LNG continued to generate strong earnings and cash flows even as the broader spot LNG shipping market declined from the high levels experienced during the recent winter period,” commented Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd. “This decline was short-lived, however, as LNG demand rebounded counter-seasonally in late-March and into the second quarter of 2021. We were able to take advantage of this strength by chartering out three LNG vessels, including one on a 12-month spot market-linked contract that allows us to achieve full utilization of the vessel while also retaining upside to strong markets. As a result of these recent charters, our LNG fleet is now 98 percent fixed for the remainder of 2021 and 89 percent fixed for 2022, providing us with a great deal of forward visibility on our business and cash flows."

Mr. Kremin continued, "In mid-April, we announced an increase to our quarterly common unit distribution by 15 percent, to $1.15 per unit per annum, which was our third consecutive annual double-digit increase to our distribution. Importantly, this increase is consistent with our balanced capital allocation strategy and we believe that this level of distribution is very well covered by stable, long-term contracts, which also enables the Partnership to continue delevering its balance sheet and retain financial flexibility to optimally allocate capital in the future as global demand for LNG continues to grow."

Summary of Recent Events

Chartering Activities

In April 2021, the Partnership secured a fixed-rate charter contract for the Oak Spirit MEGI LNG carrier, which is expected to commence in August or September 2021, for a period of one-year.

In March 2021, the Partnership secured a one-year, spot market-linked charter contract, with a one-year, fixed-rate option for the Creole Spirit MEGI LNG carrier. This new charter contract commenced in March 2021.

In March 2021, the charterer of the 52 percent-owned Arwa Spirit DFDE LNG carrier exercised its one-year option to extend the charter contract to May 2022 at a fixed-rate.

Financing Activities

In February 2021, the Partnership's 70 percent-owned joint venture with PT Berlian Laju Tanker (the Tangguh Joint Venture), refinanced its term loan which was scheduled to mature in 2021, by entering into a new, $191.5 million term loan maturing in February 2026.

Operating Results

The following table highlights certain financial information for Teekay LNG’s segments: the Liquefied Natural Gas Segment and the Liquefied Petroleum Gas Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices D and E for further details).

	Three Months Ended
	March 31, 2021			March 31, 2020
(in thousands of U.S. Dollars)	(unaudited)			(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Total	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	141,416	11,386	152,802	132,570	7,317	139,887
Income (loss) from vessel operations	71,019	(408)	70,611	67,182	(45,444)	21,738
Equity income	32,939	4,577	37,516	182	191	373
NON-GAAP FINANCIAL COMPARISON
Consolidated adjusted EBITDA(i)	104,827	1,262	106,089	101,543	1,603	103,146
Adjusted EBITDA from equity-accounted vessels(i)	66,766	11,432	78,198	75,970	9,272	85,242
Total adjusted EBITDA(i)	171,593	12,694	184,287	177,513	10,875	188,388
(i)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Natural Gas Segment

Income from vessel operations and consolidated adjusted EBITDA(1) for the LNG segment for the three months ended March 31, 2021, compared to the same quarter of the prior year, increased primarily due to a decrease in operational claims on certain of the Partnership's LNG carriers. This increase was partially offset by more scheduled dry dockings, redeployment of one LNG carrier at a lower rate and the timing of vessel operating expenditures for certain of the Partnership's LNG carriers during the first quarter of 2021.

Equity income and adjusted EBITDA from equity-accounted vessels(1) for the LNG segment for the three months ended March 31, 2021, compared to the same quarter of the prior year, were negatively impacted primarily due to lower earnings from the Partnership's 52 percent-owned joint venture with Marubeni Corporation (the MALT Joint Venture) as a result of lower charter rates earned upon redeployment of the Marib Spirit, Arwa Spirit and Methane Spirit between May 2020 and February 2021, more off-hire days for scheduled dry dockings and unscheduled repairs, and an increase in vessel operating expenses in the first quarter of 2021 compared to the first quarter of 2020 mainly due to the timing of certain expenditures.

In addition, GAAP equity income was positively impacted by unrealized gains on non-designated derivative instruments in the first quarter of 2021, compared to unrealized losses in the first quarter of 2020.

Liquefied Petroleum Gas Segment

Loss from vessel operations for the LPG segment for the three months ended March 31, 2021 was lower, compared to the same quarter of the prior year, mainly as a result of write-downs recorded in the first quarter of 2020 on six multi-gas carriers.

Consolidated adjusted EBITDA(1) for the LPG segment for the three months ended March 31, 2021 was comparable to the same quarter of the prior year.

Equity income and adjusted EBITDA from equity-accounted vessels(1) for the LPG segment for the three months ended March 31, 2021, compared to the same quarter of the prior year, were positively impacted from higher charter rates earned in the Partnership's 50 percent-owned LPG joint venture with Exmar NV (the Exmar LPG Joint Venture). In addition, equity income for the LPG segment for the three months ended March 31, 2021, compared to the same quarter of the prior year, was positively impacted by lower net interest expense and unrealized gains on non-designated derivative instruments in the first quarter of 2021, compared to unrealized losses in the first quarter of 2020.

(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of May 1, 2021. In addition, the Partnership owns a 30 percent interest in an LNG regasification terminal in Bahrain.

Number of Vessels
Owned and In-Chartered Vessels(i)
LNG Carrier Fleet	47(ii)
LPG/Multi-gas Carrier Fleet	30(iii)
Total	77
(i)Includes vessels leased by the Partnership from third parties and accounted for as finance leases.
(ii)The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.
(iii)The Partnership’s ownership interests in these vessels range from 50 percent to 100 percent.

Liquidity

As of March 31, 2021, the Partnership had total liquidity of $406.2 million (comprised of $163.5 million in cash and cash equivalents and $242.7million in undrawn credit facilities) compared to $461.6 million as of December 31, 2020. The reduction in liquidity primarily relates to the swap termination payment and fees incurred in connection with the refinancing of the Tangguh Joint Venture’s debt facility as well as drydocking and other capital modification expenditures incurred by the Partnership during the first quarter of 2021.

Conference Call
The Partnership plans to host a conference call on Thursday, May 13, 2021 at 1:00 p.m. (ET) to discuss the results for the first quarter of 2021. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:
▪By dialing 1 (800) 367-2403 or 1 (647) 490-5367, if outside North America, and quoting conference ID code 7355560.
▪By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying First Quarter 2021 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay LNG Partners L.P.
Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG and LPG services primarily under long-term, fee-based charter contracts through its interests in 47 LNG carriers, 23 mid-size LPG carriers, and seven multi-gas carriers. The Partnership's ownership interests in these vessels range from 20 to 100 percent. In addition, the Partnership owns a 30 percent interest in an LNG regasification terminal. Teekay LNG Partners is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common units and preferred units trade on the New York Stock Exchange under the symbols “TGP”, “TGP PR A” and “TGP PR B”, respectively.
For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the SEC. These non-GAAP financial measures which include Adjusted Net Income Attributable to the Partners and Preferred Unitholders, Distributable Cash Flow and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Partnership across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted EBITDA represents net income (loss) before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include unrealized credit loss provisions, unrealized gains or losses on non-designated derivative instruments, write-downs of vessels, gains or losses on sales of vessels, foreign currency exchange gains or losses, adjustments for direct financing and sales-type leases to a cash basis, and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Partnership's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of any such distributions to the Partnership and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net income (loss) and equity income, respectively, which are the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.
Adjusted Net Income Attributable to the Partners and Preferred Unitholders excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), and refer to footnote (2) of the Consolidated Statements of Income (Loss) for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.
Distributable Cash Flow (DCF) represents GAAP net income (loss) adjusted for depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, realized losses on interest rate swap termination, unrealized credit loss provisions, distributions relating to preferred units, adjustments for direct financing and sales-type leases to a cash basis, unrealized foreign currency exchange gains or losses, write-downs of vessels, gains or losses on sales of vessels, and the Partnership’s proportionate share of such items in its equity-accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of Income (Loss)
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	152,802	154,076	139,887

Voyage expenses	(7,183)	(5,798)	(2,317)
Vessel operating expenses	(30,089)	(31,243)	(26,104)
Time-charter hire expenses	(5,850)	(6,294)	(5,922)
Depreciation and amortization	(31,902)	(32,883)	(32,639)
General and administrative expenses	(7,167)	(6,689)	(6,167)
Write-down of vessels(1)	—	(6,000)	(45,000)
Income from vessel operations	70,611	65,169	21,738

Equity income(2)	37,516	15,359	373
Interest expense	(29,652)	(30,431)	(36,704)
Interest income	2,006	1,411	2,370
Realized and unrealized gain (loss) on non-designated derivative instruments(3)	6,618	(3,020)	(20,471)
Foreign currency exchange gain (loss)(4)	6,960	(6,618)	4,739
Other expense(5)	(3,769)	(1,721)	(361)
Net income (loss) before income tax expense	90,290	40,149	(28,316)
Income tax recovery (expense)	777	(1,364)	(2,512)
Net income (loss)	91,067	38,785	(30,828)

Non-controlling interest in net income	3,476	3,643	2,166
Preferred unitholders' interest in net income	6,425	6,427	6,425
General partner's interest in net income (loss)	1,426	504	(789)
Limited partners’ interest in net income (loss)	79,740	28,211	(38,630)
Limited partners' interest in net income (loss) per common unit:
• Basic	0.92	0.32	(0.50)
• Diluted	0.92	0.32	(0.50)
Weighted-average number of common units outstanding:
• Basic	86,955,664	86,951,234	77,071,647
• Diluted	87,091,656	87,077,496	77,071,647
Total number of common units outstanding at end of period	86,964,523	86,951,234	76,171,639

(1)During the three months ended December 31, 2020 and March 31, 2020, the Partnership wrote-down four and six wholly-owned multi-gas carriers, respectively, to their estimated fair values. The total impairment charges of $6.0 million and $45.0 million were included in write-down of vessels for the three months ended December 31, 2020 and March 31, 2020, respectively.

(2)The Partnership’s proportionate share of items within equity income as identified in Appendix A of this release are detailed in the table below. By excluding these items from equity income, the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to better evaluate the financial performance of the Partnership’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
Equity income	37,516	15,359	373
Proportionate share of unrealized (gain) loss on non-designated interest rate swaps	(15,410)	(4,214)	22,204
Proportionate share of write-down of vessels	—	17,000	—
Proportionate share of unrealized credit loss provisions	6,677	2,989	8,980
Proportionate share of other items	(320)	(669)	(539)
Equity income adjusted for items in Appendix A	28,463	30,465	31,018

(3)    The realized losses on non-designated derivative instruments relate to the amounts the Partnership actually paid to settle non-designated derivative instruments and the unrealized gains (losses) on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
Realized losses relating to:
Interest rate swap agreements	(4,473)	(5,106)	(2,911)
Interest rate swap agreement termination(i)	(18,012)	—	—
Foreign currency forward contracts	—	—	(241)
	(22,485)	(5,106)	(3,152)
Unrealized gains (losses) relating to:
Interest rate swap agreements	29,103	2,086	(17,521)
Foreign currency forward contracts	—	—	202
	29,103	2,086	(17,319)
Total realized and unrealized gains (losses) on non-designated derivative instruments	6,618	(3,020)	(20,471)

(i) The termination of an interest rate swap agreement during the three months ended March 31, 2021 was in connection with a debt refinancing completed in February 2021 at a lower all-in interest rate.

(4)    For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income (Loss).

Foreign currency exchange gain (loss) includes realized losses relating to the amounts the Partnership paid to settle the Partnership’s Norwegian Krone (NOK) denominated unsecured bonds and the associated non-designated cross currency swaps that were entered into as economic hedges in relation to the NOK denominated bonds. Foreign currency exchange gain (loss) also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments and unrealized (losses) gain on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
Realized losses on cross-currency swaps	(1,345)	(1,672)	(1,817)
Unrealized gains (losses) on cross currency swaps	5,129	29,001	(49,540)
Unrealized (losses) gains on revaluation of NOK bonds	(1,189)	(28,694)	53,973

(5) Includes unrealized credit loss (provisions) reversals of $(3.7) million, $(1.5) million and $0.1 million for the three months ended March 31, 2021, December 31, 2020 and March 31, 2020, respectively.

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at March 31,	As at December 31,
	2021	2020
	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	163,480	206,762
Restricted cash – current	5,702	8,358
Accounts receivable	15,100	7,631
Prepaid expenses	13,566	9,259
Current portion of derivative assets	124	—
Current portion of net investments in direct financing leases, net	14,022	13,969
Current portion of advances to equity-accounted joint ventures, net	10,994	10,991
Advances to affiliates	6,844	4,924
Other current assets	237	237
Total current assets	230,069	262,131

Restricted cash – long-term	39,034	42,823
Vessels and equipment
At cost, less accumulated depreciation	1,209,622	1,220,355
Vessels related to finance leases, at cost, less accumulated depreciation	1,650,959	1,654,814
Operating lease right-of-use assets	17,357	20,750
Total vessels and equipment	2,877,938	2,895,919
Investments in and advances to equity-accounted joint ventures, net	1,118,104	1,056,792
Net investments in direct financing leases, net	492,027	500,101
Other assets	24,386	22,382
Derivative assets	9,532	4,505
Intangible assets, net	32,296	34,510
Goodwill	34,841	34,841
Total assets	4,858,227	4,854,004
LIABILITIES AND EQUITY
Current
Accounts payable	4,104	4,883
Accrued liabilities	71,512	81,706
Unearned revenue	23,700	30,254
Current portion of long-term debt	350,273	250,508
Current obligations related to finance leases	72,422	71,932
Current portion of operating lease liabilities	14,164	14,003
Current portion of derivative liabilities	26,047	56,925
Advances from affiliates	9,353	11,047
Total current liabilities	571,575	521,258
Long-term debt	1,094,044	1,221,705
Long-term obligations related to finance leases	1,250,647	1,268,990
Long-term operating lease liabilities	3,193	6,747
Other long-term liabilities	55,544	56,063
Derivative liabilities	30,293	32,971
Total liabilities	3,005,296	3,107,734
Equity
Limited partners – common units	1,523,746	1,465,408
Limited partners – preferred units	285,159	285,159
General partner	47,225	46,182
Accumulated other comprehensive loss	(61,375)	(103,836)
Partners' equity	1,794,755	1,692,913
Non-controlling interest	58,176	53,357
Total equity	1,852,931	1,746,270
Total liabilities and total equity	4,858,227	4,854,004

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31,	March 31,
	2021	2020
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	91,067	(30,828)
Non-cash and non-operating items:
Unrealized (gain) loss on non-designated derivative instruments	(29,103)	17,319
Depreciation and amortization	31,902	32,639
Write-down of vessels	—	45,000
Unrealized foreign currency exchange gain	(9,982)	(6,931)
Equity income, net of distributions received $16,500 (2020 – $6,500)	(21,016)	6,127
Amortization of deferred financing issuance costs included in interest expense	1,447	1,534
Change in unrealized credit loss provisions included in other expense	3,673	(100)
Other non-cash items	(734)	1,587
Change in operating assets and liabilities:
Receipts from direct financing and sales-type leases	3,585	264,072
Expenditures for dry docking	(3,508)	(1,191)
Other operating assets and liabilities	(39,252)	(495)
Net operating cash flow	28,079	328,733
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	192,691	384,149
Scheduled repayments of long-term debt	(117,897)	(27,785)
Prepayments of long-term debt	(96,543)	(445,047)
Financing issuance costs	(2,461)	(2,601)
Scheduled repayments of obligations related to finance leases	(17,853)	(17,380)
Repurchase of common units	—	(15,635)
Cash distributions paid	(28,552)	(21,438)
Acquisition of non-controlling interest in certain of the Partnership's subsidiaries	—	(2,219)
Net financing cash flow	(70,615)	(147,956)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(7,191)	(7,830)
Net investing cash flow	(7,191)	(7,830)
(Decrease) increase in cash, cash equivalents and restricted cash	(49,727)	172,947
Cash, cash equivalents and restricted cash, beginning of the period	257,943	253,291
Cash, cash equivalents and restricted cash, end of the period	208,216	426,238

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
	(unaudited)	(unaudited)	(unaudited)
Net income (loss) – GAAP basis	91,067	38,785	(30,828)
Less: net income attributable to non-controlling interests	(3,476)	(3,643)	(2,166)
Net income (loss) attributable to the partners and preferred unitholders	87,591	35,142	(32,994)
Add (subtract) specific items affecting net income (loss):
Write-down of vessels(1)	—	6,000	45,000
Foreign currency exchange (gains) losses(2)	(8,305)	4,944	(6,556)
Unrealized credit loss provisions, unrealized (gains) and losses on non-designated derivative instruments and other items from equity-accounted investees(3)	(9,053)	15,106	30,645
Unrealized (gains) losses on non-designated derivative instruments and realized loss from interest rate swap termination(4)	(11,091)	(2,086)	17,319
Unrealized credit loss provisions (reversals) and other items(5)	823	174	(100)
Non-controlling interests’ share of items above(6)	501	698	(1,078)
Total adjustments	(27,125)	24,836	85,230
Adjusted net income attributable to the partners and preferred unitholders	60,466	59,978	52,236

Preferred unitholders' interest in adjusted net income	6,425	6,427	6,425
General partner's interest in adjusted net income	950	941	916
Limited partners’ interest in adjusted net income	53,091	52,610	44,895
Limited partners’ interest in adjusted net income per common unit, basic	0.61	0.61	0.58
Weighted-average number of common units outstanding, basic	86,955,664	86,951,234	77,071,647

(1)See Note 1 to the Consolidated Statements of Income (Loss) included in this release for further details.
(2)Foreign currency exchange (gains) losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized losses (gains) losses on the cross-currency swaps economically hedging the Partnership’s NOK bonds. This amount excludes the realized losses relating to the cross currency swaps for the NOK bonds. See Note 4 to the Consolidated Statements of Income (Loss) included in this release for further details.
(3)Reflects the proportionate share of write-down of vessels, unrealized credit loss provisions and unrealized gains or losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes in the Partnership's equity-accounted investees. See Note 2 to the Consolidated Statements of Income (Loss) included in this release for further details.
(4)Reflects the unrealized (gains) losses due to changes in the mark-to-market value of the Partnership's derivative instruments that are not designated as hedges for accounting purposes and realized losses related to interest rate swap agreement termination. See Note 3 to the Consolidated Statements of Income (Loss) included in this release for further details.
(5)Includes adjustments for unrealized credit loss provisions (reversals) (see Note 5 to the Consolidated Statements of Income (Loss) included in this release for further details) and adjustments relating to changes in deferred tax balances.
(6)Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net income listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
	(unaudited)	(unaudited)	(unaudited)

Net income (loss)	91,067	38,785	(30,828)
Add:
Partnership’s share of equity-accounted joint ventures' DCF net of estimated maintenance capital expenditures(1)	36,356	38,511	39,542
Depreciation and amortization	31,902	32,883	32,639
Unrealized credit loss provisions	3,673	1,518	(100)
Direct financing and sales-type lease payments received in excess of revenue recognized and other adjustments	3,576	3,578	3,769
Write-down of vessels	—	6,000	45,000
Subtract:
Deferred income tax and other non-cash items	(1,216)	3,723	1,098
Distributions relating to preferred units	(6,425)	(6,427)	(6,425)
Foreign currency exchange (gain) loss	(8,305)	4,944	(6,556)
Unrealized (gains) losses on non-designated derivative instruments and realized loss from interest rate swap termination	(11,091)	(2,086)	17,319
Estimated maintenance capital expenditures	(14,365)	(14,683)	(14,657)
Equity income	(37,516)	(15,359)	(373)
Distributable Cash Flow before non-controlling interest	87,656	91,387	80,428
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,637)	(6,354)	(5,551)
Distributable Cash Flow	82,019	85,033	74,877
Amount of cash distributions attributable to the General Partner	(447)	(389)	(389)
Limited partners' Distributable Cash Flow	81,572	84,644	74,488
Weighted-average number of common units outstanding, basic	86,955,664	86,951,234	77,071,647
Distributable Cash Flow per limited partner common unit	0.94	0.97	0.97
(1)The Partnership’s share of estimated maintenance capital expenditures relating to its equity-accounted joint ventures were $15.1 million, $15.4 million and $15.2 million for the three months ended March 31, 2021, December 31, 2020 and March 31, 2020, respectively.

Teekay LNG Partners L.P.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2021	2020	2020
	(unaudited)	(unaudited)	(unaudited)
Net income (loss)	91,067	38,785	(30,828)
Depreciation and amortization	31,902	32,883	32,639
Interest expense, net of interest income	27,646	29,020	34,334
Income tax (recovery) expense	(777)	1,364	2,512
EBITDA	149,838	102,052	38,657

Add (subtract) specific income statement items affecting EBITDA:
Foreign currency exchange (gain) loss	(6,960)	6,618	(4,739)
Other expense	3,769	1,721	361
Equity income	(37,516)	(15,359)	(373)
Realized and unrealized (gain) loss on non-designated derivative instruments	(6,618)	3,020	20,471
Write-down of vessels	—	6,000	45,000
Direct financing and sales-type lease payments received in excess of revenue recognized and other adjustments	3,576	3,578	3,769
Consolidated adjusted EBITDA	106,089	107,630	103,146
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	78,198	82,598	85,242
Total adjusted EBITDA	184,287	190,228	188,388

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Consolidated Adjusted EBITDA by Segment
(in thousands of U.S. Dollars)

	Three Months Ended March 31, 2021
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Total
Voyage revenues	141,416	11,386	152,802
Voyage expenses	(2,129)	(5,054)	(7,183)
Vessel operating expenses	(25,583)	(4,506)	(30,089)
Time-charter hire expenses	(5,850)	—	(5,850)
Depreciation and amortization	(30,232)	(1,670)	(31,902)
General and administrative expenses	(6,603)	(564)	(7,167)
Income (loss) from vessel operations	71,019	(408)	70,611
Depreciation and amortization	30,232	1,670	31,902
Direct financing and sales-type lease payments received in excess of revenue recognized and other adjustments	3,576	—	3,576
Consolidated adjusted EBITDA	104,827	1,262	106,089

	Three Months Ended March 31, 2020
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Total
Voyage revenues	132,570	7,317	139,887
Voyage expenses	(1,029)	(1,288)	(2,317)
Vessel operating expenses	(22,092)	(4,012)	(26,104)
Time-charter hire expenses	(5,922)	—	(5,922)
Depreciation and amortization	(30,592)	(2,047)	(32,639)
General and administrative expenses	(5,753)	(414)	(6,167)
Write-down of vessels	—	(45,000)	(45,000)
Income (loss) from vessel operations	67,182	(45,444)	21,738
Depreciation and amortization	30,592	2,047	32,639
Write-down of vessels	—	45,000	45,000
Direct financing and sales-type lease payments received in excess of revenue recognized and other adjustments	3,769	—	3,769
Consolidated adjusted EBITDA	101,543	1,603	103,146

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31, 2021		March 31, 2020
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	243,714	105,389	254,652	110,136
Voyage expenses	(5,935)	(2,948)	(2,815)	(1,354)
Vessel operating expenses, time-charter hire expenses and general and administrative expenses	(76,404)	(33,346)	(70,876)	(31,629)
Depreciation and amortization	(24,710)	(12,420)	(25,613)	(12,965)
Income from vessel operations of equity-accounted vessels	136,665	56,675	155,348	64,188
Net interest expense	(60,557)	(24,474)	(76,058)	(30,493)
Income tax expense	(780)	(290)	(598)	(299)
Other items including realized and unrealized gains (losses) on derivative instruments and unrealized credit loss provisions	17,932	5,605	(102,927)	(33,023)
Net income (loss) / equity income of equity-accounted vessels	93,260	37,516	(24,235)	373
Net income (loss) / equity income of equity-accounted LNG vessels	83,939	32,939	(24,777)	182
Net income / equity income of equity-accounted LPG vessels	9,321	4,577	542	191

Net income (loss) / equity income of equity-accounted vessels	93,260	37,516	(24,235)	373
Depreciation and amortization	24,710	12,420	25,613	12,965
Net interest expense	60,557	24,474	76,058	30,493
Income tax expense	780	290	598	299
EBITDA from equity-accounted vessels	179,307	74,700	78,034	44,130

Add (subtract) specific income statement items affecting EBITDA:
Other items including realized and unrealized (gains) losses on derivative instruments and unrealized credit loss provisions	(17,932)	(5,605)	102,927	33,023
Direct financing and sales-type lease payments received in excess of revenue recognized	27,758	10,038	24,976	9,024
Amortization of in-process contracts	(1,719)	(935)	(1,718)	(935)
Adjusted EBITDA from equity-accounted vessels	187,414	78,198	204,219	85,242
Adjusted EBITDA from equity-accounted LNG vessels	164,550	66,766	185,672	75,970
Adjusted EBITDA from equity-accounted LPG vessels	22,864	11,432	18,547	9,272

(1)The Partnership's equity-accounted vessels for the three months ended March 31, 2021 and 2020 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent ownership interest in the Partnership’s joint venture with Exmar NV (the Excalibur Joint Venture), which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the MALT Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in the Exmar LPG Joint Venture, which owns and in-charters 23 LPG carriers; the Partnership’s ownership interest ranging from 20 to 30 percent in four LNG carriers chartered to Shell (the Pan Union Joint Venture); the Partnership’s 50 percent ownership interest in six ARC7 LNG carriers in the Yamal LNG Joint Venture; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal in Bahrain.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity-Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at March 31, 2021		As at December 31, 2020
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	603,225	251,130	549,454	225,049
Other current assets	68,345	26,444	67,580	25,415
Property, plant and equipment, including owned vessels, vessels related to finance leases and operating lease right-of-use assets	1,940,832	989,504	1,961,820	1,000,386
Net investments in sales-type and direct financing leases, current and non-current	5,340,428	2,061,087	5,384,652	2,077,707
Derivative assets	15,348	7,679	—	—
Other non-current assets	90,826	53,168	87,248	51,812
Total assets	8,059,004	3,389,012	8,050,754	3,380,369

Current portion of long-term debt and obligations related to finance leases and operating leases	304,859	129,603	306,185	129,538
Current portion of derivative liabilities	67,359	26,286	68,966	27,988
Other current liabilities	187,783	79,304	164,266	65,311
Long-term debt and obligations related to finance leases and operating leases	4,736,706	1,918,873	4,789,260	1,938,748
Shareholders' loans, current and non-current	348,977	123,027	341,113	121,778
Derivative liabilities	167,496	68,208	280,480	112,922
Other long-term liabilities	73,427	33,895	70,743	33,353
Equity	2,172,397	1,009,816	2,029,741	950,731
Total liabilities and equity	8,059,004	3,389,012	8,050,754	3,380,369

Investments in equity-accounted joint ventures		1,009,816		950,731
Advances to equity-accounted joint ventures		123,027		121,778
Unrealized credit loss provisions		(3,745)		(4,726)
Investments in and advances, net to equity-accounted joint ventures, current and non-current		1,129,098		1,067,783

(1)The Partnership's equity-accounted vessels as at March 31, 2021 and December 31, 2020 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent ownership interest in the Excalibur Joint Venture, which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the MALT Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in the Exmar LPG Joint Venture, which owns and in-charters 23 LPG carriers; the Partnership’s ownership interest ranging from 20 percent to 30 percent in four LNG carriers chartered to Shell in the Pan Union Joint Venture; the Partnership’s 50 percent ownership interest in six ARC7 LNG carriers in the Yamal LNG Joint Venture; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal in Bahrain.

Forward-Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: the Partnership’s ability to continue to generate strong earnings and cash flows despite market volatility and cyclicality; the counter-seasonal strength in LNG shipping rates and the Partnership's ability to derive benefits from any upside in market strength; the ability of the Partnership to fully utilize certain of its vessels; the ability of the Partnership to execute on its balanced capital allocation strategy including delevering of its balance sheet and returning capital to unitholders while pursuing growth, including expected increases in financial flexibility as a result of implementing such strategy; fixed charter coverage for the Partnership's LNG fleet for the remainder of 2021 and 2022; the ability of the Partnership to realize and receive the full benefits from its contractual backlog of revenue under its long-term charter contracts; the ability to continue to pay increased distributions on its common units; and the expected cash flows from, and the continued performance of, the Partnership's and its joint ventures' charter contracts.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Partnership's fleet; higher than expected costs and expenses, including as a result of off-hire days or dry-docking requirements (both scheduled and unscheduled); delays in the Partnership’s ability to successfully and timely complete dry dockings; general market conditions and trends, including spot, multi-month and multi-year charter rates; inability of customers of the Partnership or any of its joint ventures to make future payments under contracts; potential further delays to the formal commencement of commercial operations of the Bahrain Regasification Terminal; the inability of the Partnership to renew or replace long-term contracts on existing vessels; potential lack of cash flow to reduce balance sheet leverage or of excess capital available to allocate towards returning capital to unitholders; potential lack of cash flow to continue paying distributions on the Partnership’s common units and other securities; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2020. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.